July 6, 2015

Mitchell Austin

Attorney Advisor

Katherine Wray

Attorney-Advisor

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:

eBizware, Inc.

Registration Statement on Form S-1

Filed June 22, 2015

File No. 333-201239

Dear Mr. Austin:

The following are the registrant’s responses to your comment letter of June 29, 2015.

Risk Factors, page 10

1.

We are unable to locate risk factor disclosure added in response to prior comment 7. Please advise us of the location of the revisions, or revise to include a separate risk factor that discusses the minimum period of time that you will be able conduct planned operations using currently available capital resources, the extent to which you currently use capital resources in your operations on a monthly bases, and the minimum additional capital necessary to fund planned operations for a 12-month period.

Revised by adding the following risk factor.

THE COMPANY MAY REQUIRE ADDITIONAL CAPITAL TO FUND PLANNED OPERATIONS FOR A 12 MONTH PERIOD

The Company is currently generating revenue, however to conduct the operations planned and discussed hererin, the Company would only have sufficient capital resources to operate for approximately 3 months.   Raising the minimum offering ($10,000) would provide the Company with sufficient capital resources to operate for approximately 5 months.  Raising the 50% of the maximum offering ($37,500) would provide the Company with sufficient capital resources to operate for approximately 12 months.

2.

We are unable to locate risk factor disclosure added in response to prior comment 8. Please advise us of the location of the revisions, or revise to include a separate risk factor that discusses the risks resulting from your lack of an employment agreement with Mr. DeFoor.

Revised by adding the following risk factor.

THE COMPANY DOES NOT HAVE AN EMPLOYMENT AGREEMENT WITH MR. DEFOOR, WHICH SUBJECTS THE COMPANY TO RISKS.

By not having an employment agreement with Mr. DeFoor, the company subjects itself to risk. One potential risk is that Mr. DeFoor can quit at anytime without providing any notice or following any specific procedures. Another risk is that company may lose intellectual property rights to any works that Mr. DeFoor created will employed by the company.

Certain Relationships and Related Transactions, page 29

3.

We note your response to prior comment 12 that Cool Creek Solutions is a related party. Please revise here to provide the information required by Item 404(d) of Regulation S-K.

Revised as follows:

On June 30, 2014, the Company signed a two-year service agreement with a related third party, Cool Creek Solutions, LLC. Cool Creek Solutions, LLC is a related third party because the Mark W. DeFoor’ father, William DeFoor Jr., owns a minority interest in Cool Creek Solutions, LLC. Cool Creek Solutions, LLC is paying the Company a fixed fee of $3,750 per month for a period of 2 years.

Part II: Information Not Required in Prospectus

Exhibits, page II-2

4.

We note your response to prior comment 15 that there is no escrow agreement. We also note your disclosure on page 3 that all subscription funds will be held in a trust account pending the achievement of the minimum offering will be immediately released to the company by the escrow agent. Accordingly, please file an executed version of your trust/escrow agreement or advise.

Please see attached exhibit.

Sincerely,

/s/ Mark W. DeFoor

Mark W. DeFoor

Chief Executive Officer

eBizware, Inc.